FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 12, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐.   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

MakTel buys additional 0.1% of its shares from the Macedonian Government

Budapest — June 12, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that Makedonski Telekomunikacii AD (MakTel) had bought an additional 0.1% of the company’s shares for EUR 0.6mn at the auction held by the Macedonian Government.

The Macedonian Government auction to sell shares in MakTel was held between 5th and 9th of June, 2006. During the auction, MakTel bought a total of 10% of the company’s shares (9.9% plus 0.1%), while 0.3% was sold to other investors.

Following the share purchase transaction, Magyar Telekom’s voting rights in MakTel, through its subsidiary Stonebridge, reached 56.7%. In terms of share ownership, Magyar Telekom (through Stonebridge) has 51%, the government 36.81%, IFC 1.88% and minority shareholders 0.31% of MakTel’s shares, while 10% is held by MakTel as treasury shares.

Since the number of shareholders has increased to above 100, the Macedonian Securities Law requires MakTel to comply with the reporting requirements of the country’s Securities and Exchange Commission.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.

(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: June 12, 2006